

October 9, 2012

Via E-mail
Mark Kaczynski, President and Director
Nissan Wholesale Receivables Corporation II
One Nissan Way
Franklin, TN 37067

> **Re:** **Nissan Wholesale Receivables Corporation II**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed September 27, 2012**
> **File No. 333-182980**

Dear Mr. Kaczynski:

We have reviewed your response to our comments and your amended registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement

Material Federal Income Tax Consequences, pages S-63, 86

1.  It appears that the disclosure in the base prospectus and supplemental prospectus are to serve as the tax opinion.  However, only portions of these discussions appear to be attributed to counsel.  Please revise each "Material Federal Income Tax Consequences" section to indicate that the disclosures in these sections are the opinion of the named counsel or accountant.  See section III.B.2. of Staff Legal Bulletin 19.

2.  Your use of the term "certain" in the introductory sentence of your discussion on page 86 under "General" may indicate that you have not discussed all material tax consequences arising from the transaction.  Please revise this sentence to remove the term "certain."  See section III.C.2. of Staff Legal Bulletin 19.

3.  Please revise the discussion to identify any applicable Internal Revenue Code provision, regulation or revenue ruling applicable to each U.S. federal income tax consequences discussed.

<u>Exhibit 8.1</u>

4.  As noted in comment 1, it appears that the disclosure in the base prospectus and supplemental prospectus are to serve as the tax opinion. Therefore, the opinion filed as Exhibit 8 must state clearly that the disclosure in the tax consequences section of the prospectus is the opinion of the named counsel or accountant. The statement "to the extent that such statements expressly state our opinions or state that our opinion has been or will be provided as to the notes accurately reflect our opinion" appears to qualify that the tax disclosure may not represent the opinion of named counsel. Please confirm that an appropriately unqualified tax opinion will be filed at the time of takedown that clearly indicates that the disclosure in the tax consequences section of the prospectus is the opinion of the named counsel or accountant. <u>See</u> section III. B.2. of Staff Legal Bulletin 19.

* * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       If you have any questions regarding these comments, you may contact Robert Errett at 202-551-3225, or me at 202-551-3313.

Sincerely,

/s/ Rolaine S. Bancroft

Rolaine S. Bancroft
Acting Office Chief

cc:     Angela M. Ulum, Esq.
        Mayer Brown LLP